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                          August 24, 2023

       Jeff Boerneke
       General Counsel
       Gossamer Bio, Inc.
       3013 Science Park Road
       San Diego, CA 92121

                                                        Re: Gossamer Bio, Inc.
                                                            Registation
Statement on Form S-3
                                                            Filed August 18,
2023
                                                            File No. 333-274056

       Dear Jeff Boerneke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kevin Reyes